Unbridled Energy Corporation

Response to SEC Staff Comments

The following table addresses the Staff’s comments as listed in the SEC Staff’s comment letter dated February 9, 2007 with regards to Unbridled’s Form 20-F Registration Statement filed on January 12, 2006.

Comment Number	Page	Response

1		Comment Noted

2		The Company recognizes that the filing becomes automatically effective 60 days from the date of the initial filing, and is prepared to meet all of its Exchange Act reporting requirements.

3

The document has been updated with changes in response to the comments as well as with any changes that have occurred since the date of the initial filing.

Page numbers are included in the amended document.

4	6-7	The Capitalization and Indebtedness Table, and the Exchange Rate Table, have been updated with the most current information available.

5	8, Financial Statements	The term “development” has been removed..

6	8-13	The risk factors have been revised to make them more specific to Unbridled and its operations.

7	8-13	Subheadings of several risk factors have been revised to better describe the risks

8	8-13	The risk factors have been revised to more accurately define what each risk’s impact may be

9	8-13	Mitigating statements have been deleted

10

The discussion regarding the Company’s competitiveness has been deleted from the text as it did not serve to explain the basis for the Company’s competitive position as disclosed elsewhere in the document as called for by Item 6.B.7.

11

All of the government regulations that are disclosed in the text are considered to be “material” in that they require the Company and its affiliates to conduct operations in a certain manner. Therefore, the text has been revised to replace “primarily” with “materially”.

12	16-18

Because these regulations apply to all companies with similar operations to the Company, it is virtually impossible to quantify the material costs involved with complying with the regulations. Any costs incurred are considered to be a cost of ordinary business, with any non-ordinary costs typically incurred in cases absent of non-compliance, i.e., fines and/or remediation costs, as discussed on page 16.

The likely effect on the Company’s operations by the Alberta royalty changes has been added to the text.

13	21, 23	The text has been revised to reflect that the Company has not formally earned its 50% interest in the Tsuu T’ina project.

14	29	An explanation of GST Receivable has been added to the text.

15	37

The compensation table includes the compensation information for officers and directors for each of the last 3 full fiscal years. Mr. Frantz and Mr. Pryde did not become officers/directors of Unbridled until the current fiscal year. The table has been revised to read “fiscal year”.

16	39	The table has been cross-referenced to Table No. 12 which contains the information required by Item 6.B.

17	41	The agreements with Reconnaissance Energy and White Max Energy have been added to the discussion under “Interest of Management in Certain Transactions”.

18	48	An explanation of the requirement of the Escrow Agreement has been added to the text.

19		The reference to CBM solutions has been deleted from the text.

20		The Lodge Letter of Intent and the Escrow Agreement have been filed as exhibits to this Amendment.

21

The agreement with Reconnaissance required the issuance of 3,000,000 common shares, and a value of the shares was not defined within the agreement that was filed as material contract No. 7. The reference to $0.425 only appears within the definition section as “issue price”, but has no specific meaning within the actual agreement as no issue price or valuation of the 3,000,000 is actually given within the agreement. Its inclusion in the agreement was an error.

The Company’s shares had only traded as low as $0.425 once since the Initial Public Offering, and that was March 22, 2005. At the time of the agreement announcement, the market value of the stock was $1.25, and the value of the agreement reflects the market value and met the valuation requirements of the TSX Venture Exchange.

The transactions are now included in Note 7 to the financial statements and in the Statement of Shareholders Equity.

22	Auditors’ Report	The name of the Auditor is now included in the Auditors’ Report.

23		The reference to Minni Clark & Company has been omitted from the disclosure.

24	Financial Statements	The financial statements have been changed to remove the term “Development Stage” to correctly identify the Company as “Exploration Stage”.

25	Financial Statements	The typographic errors regarding the dates of issuances of shares have been corrected.

26	Financial Statements	The mining operations constituted the only operating component of the Company when it was discontinued in December 2005. Accordingly, it is not required to be disclosed as a discontinued operation.

27	Financial Statements

As noted in Note 5.a of the Financial Statements, the common shares in escrow are not contingently returnable, but instead are released under time schedule. They are held in escrow only as a requirement of the TSX Venture Exchange as a condition of Initial Public Offerings which require pre-IPO common shares held by important insiders be placed into escrow with a time-release schedule prior to its initial listing on the TSX-V.

28

Prior to March 19, 2004, the tax effect of the flow through shares renounced to investors was recorded as a credit to equity for Canadian GAAP. Flow through share transactions initiated after March 19, 2004 changed the accounting for Canadian GAAP. For flow through shares initiated after this date, the Company records the tax effect related to the renounced deductions as a reduction of income tax expense on the statement of operations and a reduction of share capital on the date the Company renounces the deduction for the investors.

29	6, 16

The revenues in the second quarter were from the sale of condensate produced during the testing phase of the Chambers Elkton 3-17-41-11-W5 well. The disclosure in the business overview section has been revised, as well as the selected financial data table.

30	Website	The disclosure on the Company’s website has been revised.

Sincerely,

/s/  Joseph H. Frantz Jr.

Joseph Frantz Jr.

President and CEO